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                       June 9, 2022

       Joseph M. Hogan
       President and Chief Executive Officer
       Align Technology, Inc.
       410 North Scottsdale Road, Suite 1300
       Tempe, Arizona 85281

                                                        Re: Align Technology,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022

       Dear Mr. Hogan :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences